SWIDLER BERLIN SHEREFF FRIEDMAN, LLP
                   3000 K Street, N.W., Suite 300
                     Washington, D.C.  20007





                                   February 27, 2001



VIA FACSIMILE AND REGULAR MAIL
-------------------------------

Mr. Joshua Englard
Securities and Exchange Commission
Judiciary Plaza
Mail Stop 4-7
450 5th Street, N.W.
Washington, DC 20549

Dear Mr. England:

     On behalf of Ursus Telecom Corporation (the "Company), and pursuant to Rule 477 under the Securities Act of 1933, as amended, I am requesting a withdrawal of the Company's registration statement on Form S-3, File No. 333-46982, filed on September 29, 2000. The withdrawal is requested because the Company has determined that the registration of the shares is not in the Company's best interest at this time. None of the securities which were to be registered by the above referenced Form S-3 were offered or sold.

     If you have any questions, please call me at (202) 424-7718.

                                    Yours very truly,

                                    /s/ Brent T. Salmons

                                    Brent T. Salmons, Esq.
                                    Admitted in Missouri only

BTS/cpb